Exhibit 99.1

SOPHiA GENETICS Reports Fourth Quarter and Full Year 2021 Financial Results

Revenues Grew 40% for the Fourth Quarter and 42% for Full Year 2021

2022 Guidance Reaffirmed

BOSTON, United States and LAUSANNE, Switzerland, March 15, 2022 — SOPHiA GENETICS SA (Nasdaq: SOPH), a leader in data-driven medicine, today reported financial results for the fourth quarter and full year ended December 31, 2021.

Recent Highlights

•	Revenue for full year 2021 was $40.5 million, representing year-over-year growth of 42%, and revenue for the fourth quarter of 2021 was $10.9 million, representing year-over-year growth of 40%
•	Total recurring platform customers grew to 382 as of December 31, 2021 up from 314 as of December 31, 2020, and 375 as of September 30, 2021, while net dollar retention for the year was 142%
•	Continued expansion of our product offerings, including:
o	launch of our Homologous Recombination Deficiency (HRD) solution to support detection efforts and collaboration with AstraZeneca to expand access to in-house HRD testing across Europe
o

unveiling of CarePath, a new module on our SOPHiA DDM platform that leverages multimodal data powered by robust machine learning algorithms to help clinicians make more informed treatment decisions for their patients by better predicting disease progression, which we plan to deploy later this year

“I am proud of our solid execution across our organization this quarter, as year-over-year revenue again grew significantly and as we continue to make progress in entering into exciting new relationships and expanding on existing ones,” said Jurgi Camblong, Co-Founder and CEO of SOPHiA GENETICS. “There is much to look forward to at SOPHiA GENETICS, including our exciting progress in HRD, growing penetration in North America expanding opportunities with biopharma partners, and other strategic opportunities. I am immensely proud of what we have accomplished at SOPHiA GENETICS and continue to be even more optimistic about what lies ahead of us. 2021 has been and continues to be a momentous year for our organization, and we remain confident in our objectives and mission going forward.”

Fourth Quarter Financial Results

Total revenue for the fourth quarter of 2021 was $10.9 million compared to $7.8 million for the fourth quarter of 2020, representing growth of 40%.

Platform analysis volumes increased to approximately 66,000 analyses for the fourth quarter of 2021, compared to approximately 44,000 analyses for the fourth quarter of 2020.

Gross profit for the fourth quarter of 2021 was $6.8 million, an increase of 40% compared to a gross profit of $4.9 million in the fourth quarter of 2020. Gross margin was 62% for the fourth quarter of 2021 in line with 62% for the fourth quarter of 2020. Adjusted gross margin was 65% for the fourth quarter of 2021.

Total operating expenses for the fourth quarter of 2021 were $27.8 million compared to $16.2 million for the fourth quarter of 2020.

R&D expenses for the fourth quarter of 2021 were $6.4 million, compared to $5.2 million for the fourth quarter of 2020.

Sales and marketing expenses for the fourth quarter of 2021 were $8.6 million, compared to $4.2 million for the fourth quarter of 2020.

General and administrative expenses for the fourth quarter of 2021 were $13.0 million dollars, compared to $6.8 million for the fourth quarter of 2020.

Operating loss for the fourth quarter of 2021 was $21.0 million, compared to $11.3 million in the fourth quarter of 2020. Adjusted operating loss for the fourth quarter of 2021 was $17.6 million, compared to $10.9 million for the fourth quarter of 2020.

Net loss for the fourth quarter of 2021 was $21.4 million or $0.33 per share, compared to $10.5 million or $0.22 per share for the fourth quarter of 2020. Adjusted net loss for the fourth quarter of 2021 was $17.9 million or $0.28 per share, compared to $9.9 million or $0.21 per share for the fourth quarter of 2020.

Full Year 2021 Financial Results

Total revenue for full year 2021 was $40.5 million compared to $28.4 million for 2020, representing growth of 42%. The growth in revenue was primarily driven by new customers added to our platform coupled with increased usage rates across our existing customers.

Annualized revenue churn rate has remained at a historical low of approximately 3% of total full year revenue for 2021. Average revenue per platform customer for the full year increased to approximately $92,000 compared to approximately $70,000 for the prior year period. Net dollar retention for the year increased to 142%.

Gross profit for full year 2021 was $25.2 million, an increase of 43% compared to a gross profit of $17.7 million for full year 2020. Gross margin was 62% for full year 2021 in line with 62% for full year 2020. Adjusted gross margin was 64% for full year 2021.

Total operating expenses for full year 2021 were $96.7 million compared to $55.1 million for full year 2020.

R&D expenses for full year 2021 were $26.6 million, compared to $18.6 million for full year 2020.

Sales and marketing expenses for full year 2021 were $28.7 million, compared to $17.4 million for full year 2020.

General and administrative expenses for full year 2021 were $41.5 million dollars, compared to $19.0 million for full year 2020.

Operating loss for full year 2021 was $71.5 million, compared to $37.4 million for full year 2020. Adjusted operating loss for full year 2021 was $61.5 million, compared to $34.2 million for full year 2020.

Net loss for full year 2021 was $73.7 million or $1.33 per share, compared to $39.3 million or $0.93 per share for full year 2020. Adjusted net loss full year 2021 was $62.3 million or $1.13 per share, compared to $35.7 million or $0.84 per share for full year 2020.

Cash and cash equivalents were approximately $265 million as of December 31, 2021.

2022 Outlook

SOPHiA GENETICS expects full year revenue for 2022 to be in the range of $51.5 million to $54 million, representing growth of 27% to 33% over full year revenue for 2021.

Webcast and Conference Call Information

SOPHiA GENETICS will host a conference call and live webcast to discuss the fourth quarter and full year 2021 financial results as well as business outlook on Tuesday, March 15, 2022 at 8:30 a.m. Eastern Time / 2:30 p.m. Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website. Additionally, an audio replay of the conference call and webcast will be available on the website after its completion.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 790 hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

Non-IFRS Financial Measures

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•

Adjusted cost of revenue, which we calculate as cost of revenue adjusted to exclude amortization of capitalized research and development expenses, expenses associated with the write-off of custom inventory related to the cancellation of a contract due to the acquisition of the customer, and expenses associated with the write-off of inventory that were damaged as a result of a refrigeration equipment malfunction;

•	Adjusted gross profit, which we calculate as revenue minus adjusted cost of revenue;
•	Adjusted gross profit margin, which we calculated as adjusted gross profit as a percentage of revenue;
•

Adjusted operating loss, which we calculate as operating loss adjusted to exclude those adjustments made to calculate adjusted cost of revenue, amortization of intangible assets, share-based compensation expense, non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense, and non-recurring expenses related to the IPO that were not capitalized;

•

Adjusted finance income (expense), net, which we calculate as finance income (expense), net adjusted to exclude changes in the fair valuation of the derivative tied to the success fee we paid to TriplePoint Capital LLC upon completion of our initial public offering;

•

Adjusted loss for the period, which we calculate as loss for the period adjusted to exclude those adjustments made to calculate adjusted cost of revenue, adjusted operating loss and adjusted finance income (expense); and

•	Adjusted loss per share, which we calculate as adjusted net loss divided by the weighted-average number of shares.

These non-IFRS measures are key measures used by our management and board of directors to evaluate our operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that these non-IFRS measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

These non-IFRS measures exclude the impact of expenses associated with the write-off of custom inventory related to the cancellation of a customer contract due to the acquisition of the customer. Although we do not expect custom inventory write-offs to be a recurring event, such write-offs may occur from time to time;

•

These non-IFRS measures exclude the impact of expenses associated with the write-off of inventory that were damaged as a result of a refrigeration equipment malfunction. Although we do not expect damaged inventory write-offs to be a recurring event, such write-offs may occur from time to time;

•

These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•

These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in our business;

•	These non-IFRS measures exclude the impact of non-recurring expenses related to our IPO, which are cash expenditures, and we expect to incur financing expenses from time to time;
•	These non-IFRS measures exclude the impact of changes in fair value of the derivative associated with the fee paid to TriplePoint Capital LLC in connection with the completion of our IPO; and
•	Other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and our other IFRS results.

The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Contact:
Jennifer Pottage

Head of Investor Relations
Jpottage@sophiagenetics.com

Media Contact:

Eliza Bamonti

Director of Public Relations
Ebamonti@sophiagenetics.com

SOPHiA GENETICS SA

Consolidated Statement of Loss

(Amounts in USD thousands, except per share data)

	(Unaudited)
	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020
Revenue	$10,937	$7,835	$40,450	$28,400
Cost of revenue	(4,107)	(2,945)	(15,229)	(10,709)
Gross profit	6,830	4,890	25,221	17,691
Research and development costs	(6,358)	(5,171)	(26,578)	(18,588)
Selling and marketing costs	(8,574)	(4,228)	(28,735)	(17,432)
General and administrative costs	(12,959)	(6,824)	(41,505)	(18,965)
Other operating income (expense), net	52	46	108	(93)
Operating loss	(21,009)	(11,287)	(71,489)	(37,387)
Finance income (expense), net	(890)	(1,112)	(2,018)	(3,838)
Loss before income taxes	(21,899)	(12,399)	(73,507)	(41,225)
Income tax (expense)	525	1,918	(168)	1,886
Loss for the period	(21,374)	(10,481)	(73,675)	(39,339)
Attributable to the owners of the parent	$(21,374)	$(10,481)	$(73,675)	$(39,339)
Loss per share
Basic and diluted loss per share	$(0.33)	$(0.22)	$(1.33)	$(0.93)

SOPHiA GENETICS SA

Consolidated Statement of Comprehensive Loss

(Amounts in USD thousands)

	(Unaudited)
	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020
Loss for the period	$(21,374)	$(10,481)	$(73,675)	$(39,339)
Other comprehensive loss:
Items that may be reclassified to loss (net of tax)
Currency translation differences	$2,978	$4,833	(4,736)	7,338
Total items that may be reclassified to loss	$2,978	$4,833	$(4,736)	$7,338
Items that will not be reclassified to loss (net of tax)
Remeasurement of defined benefit plans	461	184	461	184
Total items that will not be reclassified to loss	461	184	461	184
Other comprehensive income (loss) for the period	$3,439	$5,017	$(4,275)	$7,522
Total comprehensive loss for the period	$(17,935)	$(5,464)	$(77,950)	$(31,817)
Attributable to owners of the parent	$(17,935)	$(5,464)	$(77,950)	$(31,817)

SOPHiA GENETICS SA

Consolidated Balance Sheet

(Amounts in USD thousands)

	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$192,962	$74,625
Term deposits	72,357	22,720
Accounts receivable, net	6,278	6,363
Inventory	5,729	3,384
Prepaids and other current assets	5,529	2,602
Total current assets	282,855	109,694
Non-current assets
Property and equipment, net	4,663	1,772
Intangible assets	15,673	13,282
Right-of-use assets	11,292	3,767
Deferred tax asset	1,990	2,114
Other non-current assets	3,700	1,486
Total non-current assets	37,318	22,421
Total assets	$320,173	$132,115
Liabilities and equity
Current liabilities
Accounts payable	$6,737	$5,907
Accrued expenses	15,972	9,081
Deferred contract revenue	4,069	2,642
Current portion of borrowings	—	2,873
Current portion of lease liabilities	1,813	1,036
Other current liabilities	12	48
Total current liabilities	28,603	21,587
Non-current liabilities
Deferred contract revenue, net of current portion	—	142
Borrowings, net of current portion	—	457
Lease liabilities, net of current portion	11,246	2,883
Defined benefit pension liabilities	4,453	5,158
Other non-current liabilities	471	1,378
Total non-current liabilities	16,170	10,018
Total liabilities	44,773	31,605
Equity
Share capital	3,328	2,460
Share premium	470,887	227,429
Other reserves	12,539	8,300
Accumulated deficit	(211,354)	(137,679)
Total equity	275,400	100,510
Total liabilities and equity	$320,173	$132,115

SOPHiA GENETICS SA

Interim Condensed Consolidated Statement of Cash Flows

(Amounts in USD thousands)

	For the twelve months ended December 31,
	2021	2020
Operating activities
Loss before tax	$(73,507)	$(41,225)
Adjustments for non-monetary items
Depreciation	2,517	1,758
Amortization	1,092	632
Interest expense	658	1,224
Interest income	(20)	(96)
Gain on TriplePoint success fee	(430)	—
Expected credit loss allowance	(988)	763
Share-based compensation	8,514	1,359
Intangible assets write-off	30	226
Movements in provisions, pensions, and government grants	(23)	1,203
Research tax credit	(1,597)	(763)
Loss on disposal of property and equipment	22	—
Working capital changes
(Increase) decrease in accounts receivable	1,806	1,118
(Increase) decrease in prepaids and other assets	(2,330)	2,347
(Increase) decrease in inventory	(2,336)	536
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	8,980	(185)
Cash used in operating activities
Income tax received (paid)	(55)	153
Interest paid	(286)	(855)
Interest received	14	75
Net cash flows used in operating activities	(57,939)	(31,730)
Investing activities
Purchase of property and equipment	(2,683)	(450)
Acquisition of intangible assets	(130)	(318)
Capitalized development costs	(3,858)	(2,436)
Proceeds upon maturity of term deposits and short-term investments	21,878	—
Purchase of term deposits and short-term investments	(72,141)	(21,119)
Net cash flow used in investing activities	(56,934)	(24,323)
Financing activities
Proceeds from exercise of share options	4,527	1,072
Proceeds from issuance of share capital, net of transaction costs	—	107,643
Proceeds from initial public offering, net of transaction costs	211,663	—
Proceeds from greenshoe, net of transaction costs	8,488	—
Proceeds from private placement, net of transaction costs	19,648	—
Payment of TriplePoint success fee	(2,468)	—
Proceeds from borrowings	—	15,839
Repayments of borrowings	(3,167)	(16,529)
Payments of principal portion of lease liabilities	(918)	(980)
Net cash flow provided from (used in) financing activities	237,773	107,045
Increase (decrease) in cash and cash equivalents	122,900	50,992
Effect of exchange differences on cash balances	(4,563)	5,564
Cash and cash equivalents at beginning of the year	74,625	18,069
Cash and cash equivalents at end of the year	$192,962	$74,625

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Cost of Revenue

(Amounts in USD thousands)

(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020
Cost of revenue	$(4,107)	$(2,945)	$(15,229)	$(10,709)
Amortization of capitalized research and development expenses (1)	154	—	483	—
Custom inventory write-off (2)	—	—	—	419
Damaged inventory write-off (3)	88	—	88	—
Adjusted cost of revenue	$(3,865)	$(2,945)	$(14,658)	$(10,290)

Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin

(Amounts in USD thousands, except percentages)

(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020
Revenue	$10,937	$7,835	$40,450	$28,400
Cost of revenue	$(4,107)	$(2,945)	$(15,229)	$(10,709)
Gross profit	$6,830	$4,890	$25,221	$17,691
Amortization of capitalized research and development expenses (1)	154	—	483	—
Custom inventory write-off (2)	—	—	—	419
Damaged inventory write-off (3)	88	—	88	—
Adjusted Gross Profit	$7,072	$4,890	$25,792	$18,110
.
Gross profit margin	62%	62%	62%	62%
Amortization of capitalized research and development expenses (1)	2%	—	2%	—
Custom inventory write-off (2)	—	—	—	1%
Damaged inventory write-off (3)	1%	—	0%	—
Adjusted gross profit margin	65%	62%	64%	64%

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Operating Loss

(Amounts in USD thousands)

(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020
Operating loss	$(21,009)	$(11,287)	$(71,489)	$(37,387)
Amortization of capitalized research and development costs (1)	154	—	483	—
Custom inventory write-off (2)	—	—	—	419
Damaged inventory write-off (3)	88	—	88	—
Amortization of intangible assets (4)	153	195	609	632
Share-based compensation expense (5)	3,640	365	8,514	1,359
Non-cash pension expense (6)	(595)	(170)	(73)	784
Non-recurring IPO-related expenses (7)	—	—	323	—
Adjusted operating loss	$(17,569)	$(10,897)	$(61,545)	$(34,193)

Reconciliation of IFRS to Adjusted Income (Expense), Net

(Amounts in USD thousands)

(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020
Finance income (expense), net	$(890)	$(1,112)	$(2,018)	$(3,838)
Change in fair value of derivative (8)	—	187	1,444	467
Adjusted finance income (expense), net	$(890)	$(925)	$(574)	$(3,371)

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Loss for the Period and Loss per Share

(Amounts in USD thousands, except per share and share data)

(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
	2021	2020	2021	2020
Loss for the period	$(21,374)	$(10,481)	$(73,675)	$(39,339)
Amortization of capitalized research and development costs (1)	154	—	483	—
Custom inventory write-off (2)	—	—	—	419
Damaged inventory write-off (3)	88	—	88	—
Amortization of intangible assets (4)	153	195	609	632
Share-based compensation expense (5)	3,640	365	8,514	1,359
Non-cash pension expense (6)	(595)	(170)	(73)	784
Non-recurring IPO-related expenses (7)	—	—	323	—
Change in fair value of derivative (8)	—	187	1,444	467
Adjusted loss for the period	$(17,934)	$(9,904)	$(62,287)	$(35,678)
Loss per share
Basic and diluted loss per share	$(0.33)	$(0.22)	$(1.33)	$(0.93)
Adjusted basic and diluted loss per share	$(0.28)	$(0.21)	$(1.13)	$(0.84)
Number of shares used in computing basic and diluted loss per share	63,857,604	47,741,700	55,299,863	42,350,757

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)

Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(2)

Custom inventory write-off consists of expenses associated with the write-off of inventory related to the cancellation of a customer contract due to the acquisition of the customer. The inventory was specifically procured to satisfy a contract and could not be liquidated, sold, or otherwise marketed to other customers due to the nature of the contract. Given the unusual nature of the cancellation, and overall scarcity of contract cancellations, these expenses are not expected to be a recurring event in our business.

(3)

Damaged inventory write-off consists of expenses associated with the write-off of inventory that were damaged as a result of a refrigeration equipment malfunction. These expenses are not expected to be a recurring event in our business, but we expect such expenses could still be incurred from time to time.

(4)

Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.

(5)

Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(6)

Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remain a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.

(7)

Non-recurring IPO-related expenses represent expenses incurred for our initial public offering that were not capitalized and are not expected to be recurring during the ordinary course of our business.

(8)

Change in fair value of derivative consists of changes in the fair valuation of the derivative related to the success fee owed to TriplePoint Capital LLC upon the completion of our initial public offering. We paid the fee in September 2021 and, as a result, we ceased to incur expenses resulting from the change in fair value of such derivative.